UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   ) *

SOLTERA MINING CORP.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

83437G 10 3
(CUSIP Number)

Fabio Montanari Via il Perugino 8, Cagliari, Italy, 09121 39-34-7351-8362
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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Schedule 13D	Soltera Mining Corp.	Page 2

CUSIP No.	83437G 10 3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Fabio Montanari
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) PF - Personal Funds
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Italian
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,300,000
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 8,300,000
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,300,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 19.5%
14.	Type of Reporting Person (See Instructions) IN (individual)

Schedule 13D	Soltera Mining Corp.	Page 3

Item 1.

Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Soltera Mining Corp., a Nevada corporation (“Soltera”).  The principal executive office of Soltera is located at 1005 – 289 Drake Street, Vancouver, British Columbia, V6B 5Z5, Canada.

Item 2.

Identity and Background

(a)

Fabio Montanari

(b)

Via il Perugino 8, Cagliari, Italy, 09121

(c)

President and CEO of Soltera

(d)

During the last five years, Mr. Montanari has not been convicted in a criminal proceeding.

(e)

During the last five years, Mr. Montanari was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Montanari is a citizen of Italy.

Item 3.

Source and Amount of Funds or Other Consideration

Fabio Montanari has a direct beneficial interest in 8,300,000 shares of common stock of Soltera.

On July 24, 2007, Mr. Montanari received 8,300,000 shares of commons tock from Nadwynn Sing, the CFO of Soltera, as additional consideration for the purchase of Incas Mineral, S.A., the wholly-owned subsidiary of Soltera, pursuant to the terms and conditions of a stock acquisition agreement.  See Exhibit 10.5 – Stock Acquisition Agreement for more details.  Mr. Montanari purchased the beneficial ownership of the 8,300,000 shares of common stock of Soltera for a purchase price of US$nil pursuant to the terms and conditions of a share transfer agreement with Mr. Sing.  See Exhibit 10.8 – Share Transfer Agreement for more details.

Item 4. Purpose of Transaction

Fabio Montanari acquired the 8,300,000 shares in Soltera as a personal investment as part of an agreement reached with Nadwynn Sing in a private transaction.

Depending on market conditions and other factors, Mr. Montanari may acquire additional securities of Soltera as Mr. Montanari deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Soltera or otherwise.  Mr. Montanari also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Mr. Montanari does not have any plans or proposals that relate to or would result in:

(1)

the acquisition by any person of additional securities of Soltera, or the disposition of securities of Soltera;

(2)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Soltera or any of its subsidiaries;

(3)

a sale or transfer of a material amount of assets of Soltera or any of its subsidiaries;

(4)

any change in the present board of directors or management of Soltera including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)

any material change in the present capitalization of dividend policy of Soltera;

(6)

any other material change in Soltera’  business or corporate structure;

Schedule 13D	Soltera Mining Corp.	Page 4

(7)

changes in Soltera’ Articles of Incorporation or other actions that may impede an acquisition of control of Soltera by any person;

(8)

a class of securities of Soltera to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)

a class of equity securities of Soltera becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)

any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

Fabio Montanari is the beneficial owner of 8,300,000 shares of common stock of Soltera.  The shares represent an aggregate 19.5% of the issued and outstanding shares of common stock of Soltera.

(b)

Fabio Montanari holds the sole power to vote and to dispose of the 8,300,000 shares of common stock of Soltera.

(c)

Fabio Montanari has not effected any transaction in the common stock of Soltera during the past 60 days, except as disclosed in this statement.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Fabio Montanari and any other person with respect to any securities of Soltera, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

None.

10.5

Stock Acquisition Agreement dated July 24, 2007 between Soltera Mining Corp. and Fabio Montanari, filed as an Exhibit to Soltera’s Form 8-K (Current Report) filed on August 2, 2007, and incorporated herein by reference.

Filed
10.8

Share Transfer Agreement dated July 24, 2007 between Nadwynn Sing and Fabio Montanari, filed as an Exhibit to Soltera’s Form 8-K (Current Report) filed on August 2, 2007, and incorporated herein by reference.

Filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Fabio Montanari

Dated:  August 7, 2007

By:  ______________________________

Fabio Montanari